NEWS RELEASE

For Further Information Contact:
Nymox Pharmaceutical Corporation
1-800-93NYMOX
www.nymox.com

For Immediate Release:

Nymox's 3-month ex-CFO was Awarded an Unauthorized and Undisclosed Treasury Directive for 100,000 Shares of Nymox Stock Without the Knowledge or Approval of the Nymox Board or Nymox's CEO

Ex-CFO Provided to Nymox Before Appointment as CFO a Personal Resume with False Claim of Securing USD 62.5 million at his Previous Company

IRVINE, CA (July 31, 2023) Nymox Pharmaceutical Corporation [OTC Markets – NYMXF] (the "Company") reports that Chris Riley, who was terminated in June of this year after only 3 months as CFO was awarded on March 13, 2023 an unauthorized and undisclosed Treasury Issuance Request (the "Treasury Directive") for 100,000 shares of Nymox stock, independently executed by the Company's ex-legal counsel Randall Lanham without the knowledge, disclosure, or approval of the independent Board members, or the Company CEO.

3-Month Ex-CFO Chris Riley and His Termination by Nymox

The Treasury Directive purported to award Riley 100,000 shares of stock on March 13, 2023, at a time before he was named CFO of the Company. This attempted stock award was concealed from the Board of Directors, was not shown to the CEO, and was not approved by the independent board members as required by the Company's By-Laws.

The Company is pleased to report that it has taken all the timely and requisite steps to protect its shareholders from this unauthorized, and undisclosed action involving the ex-CFO during his very brief time at Nymox before he was swiftly and appropriately terminated.

Before being hired by Nymox, Riley provided a resume with an impressive but false claim of securing USD 62.5 million at another company, which was later discovered to be a company founded by ex-legal counsel Randall Lanham, for whom ex-Board member Richard Cutler is General Counsel and Riley is CEO. Nymox relied on this resume to be truthful, and it relied on the recommendation of the Company's ex-legal counsel when it made its decision to hire Riley as its CFO, and entrusted him with Nymox confidential information. This deception was subsequently questioned by the Board and Nymox's CEO after Riley was hired, and the false nature of the claim on the resume was later confirmed in writing by Nymox legal counsel at the time Randall Lanham. Shortly after the Company became aware of the resume deception, Riley introduced Nymox to a Pennsylvania based distributor (the "distributor") with whom it was later revealed Riley has a prior and ongoing business association. The distributor subsequently presented a proposed transaction to Nymox ("proposed transaction") that would have immediately awarded Riley and Lanham each 3 Million shares of stock, with 6 Million additional shares to each to be awarded upon the occurrence of future events. Nymox made the appropriately swift determination to terminate its engagement with Riley to protect its shareholders and preserve the integrity of the Company. The unauthorized, undisclosed and concealed attempted award of 100,000 Nymox shares to Riley was discovered after his termination, along with other breaches of confidentiality, loyalty, and fiduciary duty.

3-month ex-CFO Riley in the interval since he was terminated in June 2023 has participated with others including the ex-legal counsel Lanham in a campaign of disinformation and slander against the company. Riley has been duly advised by the Company's legal representatives that Nymox preserves its rights to seek appropriate remedies including legal actions.

The Distributor and its Offer

Riley has claimed publicly that he is associated with and has the support of a third party distributor based in Pennsylvania. This distributor met with Nymox on a few occasions, exchanged business information with Nymox under a non-disclosure agreement, and made a preliminary offer (the proposed transaction mentioned above) to loan the Company funds in return for benefits Nymox did not believe would benefit its shareholders. These benefits included rights for the distribution company with regard to manufacturing control, with regard to world-wide market rights and cash flow control, the outright change of control of the Board of Directors of Nymox, and the outright awarding of up to 18 million shares in total to Riley and Lanham, (3 Million each immediately, and 6 Million each upon the occurrence of future events), as previously reported by the Company (6-K July 13, 2023).

The offer of a loan under such conditions was not in the best interests of Nymox shareholders in the view of the Nymox Board of Directors who carefully examined the preliminary offer in June of 2023. To Nymox's knowledge, the distributor has no well-known past accomplishments of any regulatory successes, nor has it invented or developed any new treatments. Nymox has received far better offers in the past that have always included real cash investment offers (not loan offers) and real expertise in gaining approvals (with established pharma companies and not with relatively recently founded distributors). Distribution (which involves supply chain steps such as storage, shipping, inventories and similar activities) is a valid service but is not the same full service as what is generally understood as pharmaceutical marketing in the pharma industry, which involves far more commitment of resources, advertising budgets, expertise and added value. The attempt to have the Company surrendering a long list of many valuable rights to the company's property, changing control of the board of Directors of the Company, and to issue massive dilutionary stock --- in return for just a loan and contracted low value-add *distribution services to be paid by Nymox* post-approvals is amongst the very worst offers that Nymox and its advisers have seen in the past ten years or longer, in the view of Nymox management and Board.

The distributor's preliminary offer in writing received by Nymox included the astounding proposed fee to Nymox of US 1500 dollars per unit of treatment for the distribution services it would provide after approval, in addition to the rights, stock and other details above. Comparable services normally cost a very small fraction of that amount, an amount that Nymox shareholders would be losing in this one-sided offer.

It was a very unattractive offer to the Company's shareholders, in the considered view of Nymox management and Board of Directors, who serve to make decisions in the best interest of its shareholders, such as the termination of Riley and his collaborators. Nymox decided not to engage further with the distributor. The third party distributor, according to Riley's written and public communications, supports Riley in his campaign against the Company's Board and management; and according to information from Riley's communications, the distributor has participated in and supported activities that are not in the best interests of shareholders, with the aim of trying to force what Nymox management and Board considers to be an offensive ill-advised "deal" on Nymox shareholders.

The distributor also has received communications from Nymox's legal representatives that they are in breach of the NDA and that Nymox will hold them responsible for any damages that may ensue from their cooperation with Riley to harm the relations between Nymox and its shareholders.

About NYMOX

Nymox is in the process of submitting applications for the approval to market the Company's first in class drug NYMOZARFEX to treat the symptoms of benign prostatic hyperplasia (BPH). BPH is one of the most common conditions affecting middle aged and elderly men throughout the world. BPH can be devastating to men who suffer from the condition. Current treatments are associated with numerous intolerable side effects including sexual problems, such as impotence and retrograde ejaculation. Medications for BPH have been associated with prostate cancer, depression, gynecomastia and other adverse effects. The majority of men stop taking the available medications due to these and other problems. Surgery is often needed for advanced BPH. Surgery is usually effective but it is not without risks, the discomforts of surgery, and BPH surgery has side effects such as permanent retrograde ejaculation for many patients.

Nymox recently reported 10-year follow-up new data on all available patients from its U.S. clinical trial of NYMOZARFEX (TM) for the treatment of low grade localized prostate cancer. The available long-term data newly assessed, confirmed that all available data shows that the NYMOZARFEX (TM) treatment had important and statistically significant benefit for reducing the long-term progression of these prostate cancers.

About NYMOZARFEX (TM) (Fexapotide)

NYMOZARFEX (TM) is given in an in-office procedure that is administered in a few minutes without need of anesthesia or analgesia. The drug has been tested in clinical trials involving overall more than 1750 patients with over 1600 injections administered including over 1200 NYMOZARFEX (TM) administrations. NYMOZARFEX (TM) has led to significant long-term improvements and has shown an excellent safety profile without the side effects normally associated with existing BPH treatments.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or impliedby the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and its Quarterly Reports.